1600, boul. St-Martin Est, Tour B, bureau 200 Laval, (Québec) H7G 4S7 Tél. : (450) 662-6632 Téléc (450) 662-6633

September 10, 2009

Mr. Andrew Mew
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:

Alimentation Couche-Tard Inc.
Form 40-F
Filed July 24, 2009
File No. 333-10100

___________________________________________

Mr. Mew:

Reference is made to the letter dated August 17, 2009 from Michael Moran, Branch Chief (the "Comment Letter") to Alain Bouchard, President and Chief Executive Officer of Alimentation Couche-Tard Inc. ("ACT" or the "Company"), which follows your review of our Form 40-F for the fiscal year ended April 26, 2009 and our recent telephone conversation to your queries with Ms. Di Silvio.

We understand that the purpose of your review is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing. As we assume that you are aware, we are a Canadian company based in Quebec and are listed on the Toronto Stock Exchange. To that effect, we are a foreign private issuer as defined under the Securities Act of 1933 and we qualify to use the Multi-Jurisdictional Disclosure System. In addition, we would like to point out that we are filing with the SEC on a voluntary basis pursuant to a contractual obligation.

For ease of reference, we are responding to your comments by referring to the specific items listed out in the Comment Letter.

Alimentation Couche-Tard Inc.
Form 40F
Filed July 24, 2009
File No. 333-10100

________________________

Selected Consolidated Financial Information, page 9

We will revise our disclosure in future filings accordingly to the recommendations contained in the Comment Letter. For information purposes, we confirm that in future filings EBITDA will be reconciled back directly to net earnings.

Contractual Obligations and Commercial Commitments, page 13

We will revise our disclosure in future filings to include a footnote that will clearly states that estimated interest payments and planned funding requirements for pension plan purposes have been excluded from the table.

Financial Statements, note 27 Reconciliation of Canadian and United States Generally Accepted Accounting Principles, page 28

We will revise our disclosure in future filings accordingly to the recommendations contained in the Comment Letter.

Exhibits 99.2

We confirm that the consent letter obtained from Raymond Chabot Grant Thornton is for the use of their audit report dated June 13, 2008 in the Annual Report on Form 40-F for the fiscal year ended April 26, 2009.

In response to your Comment Letter, ACT acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please do not hesitate to contact the undersigned.

Yours truly,

(s) Sylvain Aubry

Sylvain Aubry
Senior Director, Legal Affairs and
Corporate Secretary